centrica

taking care of the essentials

02 APR 29

82-4578

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	29 April, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Barbara Child	**No. of pages** (incl. this one)	16

SUPPL

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

02028705

Please find following two Stock Exchange Announcements recently released.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Regards

Barbara Child

dlw 4/30

Company Announcements

The London Stock Exchange

11 April 2002

Centrica plc

Company Announcements

The London Stock Exchange

11 April 2002

Centrica plc

Long Term Incentive Scheme

Centrica plc announces that on 10 April 2002, a total of 214,375 ordinary shares of 5 5/9p each in Centrica plc were transferred from trust by the trustees of the Long Term Incentive Scheme (LTIS) to participants of the LTIS. All shares were transferred to former employees, in satisfaction of allocations which had completed their respective performance periods before they left.

The executive directors of the Company have not received any shares pursuant to this release but being beneficiaries under the LTIS, as with other Centrica group employees, their potential interest in the shares held and transferred by the trust has been reduced accordingly.

Yours faithfully

Derek Woodward

Head of Secretariat

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica plc

2. Name of director

Mr Roy Gardner

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

16 April 2002

18. Period during which or date on which exercisable

1 June 2007 – 30 November 2007

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

Options over 9,318 Ordinary Shares of 5 5/9 pence each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

177.6 p

22. Total number of shares or debentures over which options held following this notification

2,513,942 Ordinary shares

23. Any additional information

Grant of Options under Centrica Sharesave Scheme

24. Name of contact and telephone number for queries

Helen Barker 01753 494 010

25. Name and signature of authorised company official responsible for making this notification

Mr D Woodward Head of Secretariat

Date of Notification

17 April 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica plc

2. Name of director

Mr Mark Clare

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether

general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

16 April 2002

18. Period during which or date on which exercisable

1 June 2007 – 30 November 2007

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

Options over 9,318 Ordinary Shares of 5 5/9 pence each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

177.6p

22. Total number of shares or debentures over which options held following this notification

931,350 Ordinary Shares

23. Any additional information

Grant of Options under Centrica Sharesave Scheme

24. Name of contact and telephone number for queries

Helen Barker 01753 494 010

25. Name and signature of authorised company official responsible for making this notification

Mr D Woodward Head of Secretariat

Date of Notification

17 April 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica plc

2. Name of director

Mr Roger Wood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

16 April 2002

18. Period during which or date on which exercisable

1 June 2007 – 30 November 2007

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

Options over 9,318 Ordinary Shares of 5 5/9 pence each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

177.6p

22. Total number of shares or debentures over which options held following this notification

706,186 Ordinary Shares

23. Any additional information

Grant of Options under Centrica Sharesave Scheme

24. Name of contact and telephone number for queries

Helen Barker 01753 494 010

25. Name and signature of authorised company official responsible for making this notification

Mr D Woodward Head of Secretariat

Date of Notification

17 April 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica plc

2. Name of director

Mr Michael Alexander

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

16 April 2002

18. Period during which or date on which exercisable

1 June 2007 – 30 November 2007

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

1,863 Ordinary Shares of 5 5/9 pence each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

177.6 p

22. Total number of shares or debentures over which options held following this notification

683,957 Ordinary Shares

23. Any additional information

Grant of Options under Centrica Sharesave Scheme

24. Name of contact and telephone number for queries

Helen Barker 01753 494 010

25. Name and signature of authorised company official responsible for making this notification

Mr D Woodward Head of Secretariat

Date of Notification

17 April 2002